Press Information
For Immediate Release

Vitro sold Envases Cuautitlán, S.A.de C.V.

*The sale is in line with its strategy of divesting non core businesses
*Strengthens its financial position

Garza Garcia, Nuevo Leon, September 10, 2003.- Vitro, S.A. de C.V. (NYSE: VTO; BMV: Vitro A), announced today that has completed the sale of Envases Cuautitlán S.A. de C.V., to Phoenix Capital Ltd. Group for an approximate amount of $18 million dollars.

The transaction is consistent with Vitro´s strategy of focusing its resources and energy to concentrate in its glass-related businesses of Flat glass, Containers, and Glassware throughout the world.

"Vitro has maintained the strategy of focusing in its glass-related businesses as well as upgrading its financial profile, since some years ago. The divestiture of Envases Cuautitlán is another consistent step in that direction", said Federico Sada, CEO of Vitro.

The proceeds of this operation will be applied to strengthen Vitro's financial position.

Envases Cuautitlán, S.A. de C.V., is dedicated to manufacture and sale plastic containers and is located in Cuautitlan, State of Mexico.

Vitro, S.A. de C.V. (NYSE: VTO; BMV: VITROA), through its subsidiary companies, is one of the world's leading glass producers. Vitro is a major participant in three principal businesses: flat glass, glass containers and glassware. Its subsidiaries serve multiple product markets, including construction and automotive glass; fiberglass; food and beverage, wine, liquor, cosmetics and pharmaceutical glass containers; glassware for commercial, industrial and retail uses; plastic and aluminum containers. Vitro also produces raw materials and equipment and capital goods for industrial use. Founded in 1909 in Monterrey, Mexico-based Vitro has joint ventures with major world-class partners and industry leaders that provide its subsidiaries with access to international markets, distribution channels and state-of-the-art technology. Vitro's subsidiaries have facilities and distribution centers in eight countries, located in North, Central and South America, and Europe, and export to more than 70 countries worldwide. For further information, please visit our website at: http://www.vitro.com

For more information, please contact:

(Media Monterrey): Albert Chico Smith Vitro, S. A. de C.V. +52 (81) 8863-1335 achico@vitro.com	(Media Mexico D.F.): Eduardo Cruz Vitro, S. A. de C.V. +52 (55) 5089-6904 ecruz@vitro.com	(Financial Community): Beatriz Martinez/Jorge Torres Vitro, S. A. de C.V. +52 (81) 8863-1258/1240 bemartinez@vitro.com jtorres@vitro.com	(U.S. Contacts): Alex Fudikidis/Susan Borinelli Breakstone & Ruth Int. (646) 536-7012 / 7018 afudukidis@breakstoneruth.com sborinelli@breakstoneruth.com